EXHIBIT 99.38

FOR IMMEDIATE RELEASE

NOT FOR DISTRIBUTION TO NEWSWIRE SERVICES IN THE UNITED STATES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF UNITED STATES SECURITIES LAWS.

High Tide Reports Strong 4/20 Weekend Results

Calgary, AB, April 22, 2020 / CNW / − High Tide Inc. (“High Tide” or the “Company”) (CSE:HITI) (OTCQB:HITIF) (FRA:2LY), an Alberta-based, retail-focused cannabis corporation enhanced by the manufacturing and wholesale distribution of smoking accessories and cannabis lifestyle products, today announced approximately $789,000 in systemwide gross revenues (“Total Sales”) from April 18-20, 2020 (“4/20 Weekend”), which is a 79% increase over the $441,000 recorded from April 19-21, 2019, despite the COVID-19 pandemic limiting the Company’s scope of bricks-and-mortar operations. As a share of Total Sales, High Tide’s 31 branded retail cannabis stores across Canada contributed 68%, while e-commerce accessory sales primarily generated on Grasscity.com comprised the remaining 32%. An approximate blended gross margin of 39% was generated over the 4/20 Weekend by the business-to-consumer aspects of the Company’s assets.

“Our achievement of these record 4/20 Weekend results is evidence of the strong retail ecosystem of cannabis products and accessories that we have been building in bricks-and-mortar and online over the last year,” said Raj Grover, President and Chief Executive Officer. “High Tide continues to develop and enhance its retail brands, leveraging our decade of experience in the industry to attract, connect and retain loyal customers throughout North America and worldwide,” added Mr. Grover. High Tide continues to monitor the COVID-19 situation closely, while respecting the orders and guidance of public health and other government officials, as it operates its retail and wholesale business segments both locally and abroad.

Separately, the Company issued an aggregate of 1,966,666 common shares of High Tide to certain holders of unsecured convertible debentures of the Company, in satisfaction of the annual amount of interest due to the holders.

About High Tide Inc.

High Tide is an Alberta-based, retail-focused cannabis company enhanced by the manufacturing and wholesale distribution of smoking accessories and cannabis lifestyle products. It is a vertically-integrated company in the Canadian cannabis market, with portfolio subsidiaries including Canna Cabana Inc., KushBar Inc., Grasscity.com, Smoker’s Corner Ltd., RGR Canada Inc. and Famous Brandz Inc. High Tide’s strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value. Key industry investors in High Tide include Aphria Inc. (TSX:APHA) (NYSE:APHA) and Aurora Cannabis Inc. (NYSE:ACB) (TSX:ACB).

With the deregulation of recreational cannabis for adult use across Canada, Canna Cabana Inc. and its 29 branded stores is a sizeable retail business with a sophisticated yet playful customer experience. KushBar Inc. is a second retail cannabis business with 2 operating stores in Alberta, offering a modern experience aimed at the Company’s growing customer base in Alberta. Based in Amsterdam since 2000, Grasscity.com is the world’s preeminent and most searchable online retailer of smoking accessories and cannabis lifestyle products with approximately 5.8 million site visits annually. Representing the core of High Tide’s wholesale segment, RGR Canada Inc. is a high-quality and innovative designer, manufacturer and distributor of cannabis accessories. Famous Brandz Inc. is a dominant manufacturer of licensed lifestyle accessories, through partnerships with celebrities and entertainment companies including Snoop Dogg and Paramount Pictures. Famous Brandz’ products are sold to wholesalers and retailers around the world.

For more information about High Tide Inc., please visit www.hightideinc.com and its profile page on SEDAR at www.sedar.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this news release are forward-looking information or forward-looking statements. Such information and statements, referred to herein as “forward-looking statements” are made as of the date of this news release or as of the date of the effective date of information described in this news release, as applicable. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (generally, forward-looking statements can be identified by use of words such as “outlook”, “expects”, “intend”, “forecasts”, “anticipates”, “plans”, “projects”, “estimates”, “envisages, “assumes”, “needs”, “strategy”, “goals”, “objectives”, or variations thereof, or stating that certain actions, events or results “may”, “can”, “could”, “would”, “might”, or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions, and other similar terminology) are not statements of historical fact and may be forward-looking statements.

Such forward-looking statements are based on assumptions that may prove to be incorrect, including but not limited to the ability of the Company to execute on its business plan and that the Company will receive one or multiple licenses from Alberta Gaming, Liquor & Cannabis, British Columbia’s Liquor Distribution Branch, Liquor, Gaming and Cannabis Authority of Manitoba, Alcohol and Gaming Commission of Ontario or the Saskatchewan Liquor and Gaming Authority permitting it to carry on its Canna Cabana Inc. business. The Company considers these assumptions to be reasonable in the circumstances. However, there can be no assurance that any one or more of the government, industry, market, operational or financial targets as set out herein will be achieved. Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements, or industry results, to differ materially from any results, performance or achievements expressed or implied by such forward-looking statements.

The forward-looking statements contained herein are current as of the date of this news release. Except as required by law, High Tide does not have any obligation to advise any person if it becomes aware of any inaccuracy in or omission from any forward-looking statement, nor does it intend, or assume any obligation, to update or revise these forward-looking statements to reflect new events or circumstances. Any and all forward-looking statements included in this news release are expressly qualified by this cautionary statement, and except as otherwise indicated, are made as of the date of this news release.

SOURCE High Tide Inc.

For further information, please contact Raj Grover, President & Chief Executive Officer of High Tide Inc.; Tel: (403) 770-9435; Email: raj@hightideinc.com; Web: www.hightideinc.com.

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